Exhibit 21

                         SUBSIDIARIES OF THE REGISTRANT

      Santa Fe Energy Resources, Inc. ("SFER") has 35 wholly-owned subsidiaries, all of which are engaged in the exploration for and development and production of crude oil and natural gas. Six subsidiaries conduct operations in the United States and 29 subsidiaries conduct operations in foreign areas.